SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)
                                (Amendment No. 1)


                               InfoNow Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   456664309
                                 (CUSIP Number)

                                   Donald Kark
                             c/o InfoNow Corporation
                        1875 Lawrence Street, Suite 1100
                                Denver, CO 80202
                                 (303) 293-0212
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.











                         (Continued on following pages)
                              (Page 1 of 11 Pages)
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CUSIP No. 456664309                         13D             Page 2 of 11 Pages
----------------------------------                         ---------------------


--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Donald Kark

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (See (a) |_|
                                                                        (b) |_|

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
               PF, OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                |_|

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
---------------------------- ------ --------------------------------------------
                             7         SOLE VOTING POWER
                                    698,698 shares
         NUMBER OF
                             ------ --------------------------------------------
          SHARES             8       SHARED VOTING POWER
       BENEFICIALLY                 0 shares
         OWNED BY
                             ------ --------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  698,698 shares
          PERSON
                             ------ --------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    0 shares
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     698,698
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)
                                                                            |-|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     6.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
                     IN
--------- ----------------------------------------------------------------------


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CUSIP No. 456664309                         13D              Page 3 of 11 Pages
--------------------------------------                       -------------------


EXPLANATORY NOTE:

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed by Donald Kark (the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on April 8, 2005, relating to the common stock, par value $0.001 per share (the "Common Stock"), of InfoNow Corporation ("InfoNow"). This Amendment No. 1 is being filed to reflect an increase in the number of shares deemed beneficially owned by the Reporting Person as a result of options to purchase shares of Common Stock granted to the Reporting Person on March 25, 2005 and August 26, 2005 having become exercisable on or within 60 days of the date hereof. Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in
Schedule 13D. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each item affected by the vesting of the options is amended and restated in its entirety below.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person has acquired beneficial ownership of 698,698 shares of Common Stock as follows:

     (a) 14,000 shares were purchased by the Reporting Person on November 27, 2002 with personal funds for an aggregate purchase price of $9,800;

     (b) an option to acquire 75,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and the Reporting Person under the InfoNow 1990 Stock Option Plan, amended and restated as of January 23, 1998 (the "1990 Plan"), which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (c) an option to acquire 76,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and the Reporting Person under the 1990 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (d) an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and the Reporting Person under the 1990 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (e) an option to acquire 50,000 shares was granted to the Reporting Person pursuant to the Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and the Reporting Person under the InfoNow 1999 Stock Option Plan, as restated and subsequently amended (the "1999 Plan"), which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

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CUSIP No. 456664309                         13D              Page 4 of 11 Pages
--------------------------------------                       -------------------


     (f) an option to acquire 10,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (g) an option to acquire 65,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and the Reporting Person under the 1999 Plan, and the Reporting Person exercised a portion of such option to acquire 5,000 shares on January 16, 2004, which shares were disposed of by the Reporting Person on that same date; the remainder of the option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (h) an option to acquire 20,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (i) an option to acquire 150,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (j) an option to acquire 9,115 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1; and

     (k) an option to acquire 50,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

--------------------------------------                       -------------------
CUSIP No. 456664309                         13D              Page 5 of 11 Pages
--------------------------------------                       -------------------


     (l) an option to acquire 50,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1;

     (m) an option to acquire 100,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable for the underlying shares within 60 days of the filing of this Amendment No. 1 and

     (n) an option to acquire 75,000 shares was granted to the Reporting Person pursuant to the Incentive Stock Option Agreement dated August 26, 2005, between InfoNow and the Reporting Person under the 1999 Plan, which option is exercisable with respect to 14,583 underlying shares within 60 days of the filing of this Amendment No. 1.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns 698,698 shares of Common Stock. Of the Common Stock beneficially owned by the Reporting Person, 14,000 shares represent the number of shares that the Reporting Person currently holds and 684,698 shares represent shares of Common Stock that the Reporting Person has the right to acquire by the exercise of outstanding employee stock options. Based on the number of shares of Common Stock issued and outstanding as reported in the most recently available periodic report filed with the Commission by InfoNow, the beneficial ownership of the Reporting Person equals approximately 6.5% of the outstanding Common Stock of InfoNow.

     (b) The Reporting Person has sole power to vote and dispose of all of the shares of Common Stock indicated as being beneficially owned by the Reporting Person in Item 5(a).

     (c)  Not applicable

     (d)  Not applicable.

     (e)  Not applicable.

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CUSIP No. 456664309                         13D              Page 6 of 11 Pages
--------------------------------------                       -------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Purchase and Sale Agreement dated as of November 19, 2002, among Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and the Reporting Person, the Reporting Person acquired 14,000 shares of Common Stock for the aggregate purchase price of $9,800.

     Pursuant to the Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 75,000 shares of Common Stock under the 1990 Plan.

     Pursuant to the Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 76,000 shares of Common Stock under the 1990 Plan.

     Pursuant to the Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 20,000 shares of Common Stock under the 1990 Plan.

     Pursuant to the Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 50,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 10,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 65,000 shares of Common Stock under the 1999 Plan and the Reporting Person exercised a portion of such option to acquire 5,000 shares of Common Stock on January 16, 2004, which shares of Common Stock were disposed of by the Reporting Person on that same date.

     Pursuant to the Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 20,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 150,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 9,115 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 50,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 100,000 shares of Common Stock under the 1999 Plan.

--------------------------------------                       -------------------
CUSIP No. 456664309                         13D              Page 7 of 11 Pages
--------------------------------------                       -------------------


     Pursuant to the Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 50,000 shares of Common Stock under the 1999 Plan.

     Pursuant to the Incentive Stock Option Agreement dated August 26, 2005, between InfoNow and the Reporting Person, the Reporting Person received an option to acquire 75,000 shares of Common Stock under the 1999 Plan.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1* Purchase and Sale Agreement dated as of November 19, 2002, among Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Donald Kark

Exhibit 99.2* Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and Donald Kark

Exhibit 99.3* Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and Donald Kark

Exhibit 99.4* Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and Donald Kark

Exhibit 99.5* Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and Donald Kark

Exhibit 99.6* Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and Donald Kark

Exhibit 99.7* Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and Donald Kark

Exhibit 99.8* Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and Donald Kark

Exhibit 99.9* Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and Donald Kark

Exhibit 99.10* Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and Donald Kark

Exhibit 99.11* Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and Donald Kark

Exhibit 99.12* Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark

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CUSIP No. 456664309                         13D              Page 8 of 11 Pages
--------------------------------------                       -------------------


Exhibit 99.13* Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark

Exhibit 99.14* InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

Exhibit 99.15* InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

                *Previously filed.

                (1) Incorporated by reference to InfoNow's quarterly report filed on Form 10-QSB with the Securities and Exchange Commission on August 14, 2003.

                (2) Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.

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CUSIP No. 456664309                         13D              Page 9 of 11 Pages
--------------------------------------                       -------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2006



                                                     /s/  Donald Kark
                                                     ---------------------------
                                                     Name:  Donald Kark

--------------------------------------                       -------------------
CUSIP No. 456664309                         13D              Page 10 of 11 Pages
--------------------------------------                       -------------------


                                                           EXHIBIT INDEX

Exhibit 99.1* Purchase and Sale Agreement dated as of November 19, 2002, among Putnam Emerging Information Sciences Trust, Putnam OTC and Emerging Growth Fund and Donald Kark

Exhibit 99.2* Incentive Stock Option Agreement dated December 16, 1996, between InfoNow and Donald Kark

Exhibit 99.3* Incentive Stock Option Agreement dated October 23, 1997, between InfoNow and Donald Kark

Exhibit 99.4* Incentive Stock Option Agreement dated May 30, 1997, between InfoNow and Donald Kark

Exhibit 99.5* Non-Statutory Stock Option Agreement dated May 10, 2001, between InfoNow and Donald Kark

Exhibit 99.6* Incentive Stock Option Agreement dated October 26, 2001, between InfoNow and Donald Kark

Exhibit 99.7* Incentive Stock Option Agreement dated June 24, 2002, between InfoNow and Donald Kark

Exhibit 99.8* Incentive Stock Option Agreement dated January 24, 2003, between InfoNow and Donald Kark

Exhibit 99.9* Incentive Stock Option Agreement dated May 30, 2003, between InfoNow and Donald Kark

Exhibit 99.10* Incentive Stock Option Agreement dated September 5, 2003, between InfoNow and Donald Kark

Exhibit 99.11* Incentive Stock Option Agreement dated February 3, 2004, between InfoNow and Donald Kark

Exhibit 99.12* Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark

Exhibit 99.13* Incentive Stock Option Agreement dated March 25, 2005, between InfoNow and Donald Kark

Exhibit 99.14* InfoNow 1999 Stock Option Plan, as restated and subsequently amended through the date hereof (1)

Exhibit 99.15* InfoNow 1990 Stock Option Plan amended and restated January 23, 1998 (2)

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CUSIP No. 456664309                         13D              Page 11 of 11 Pages
--------------------------------------                       -------------------



                *    Previously filed.

                (1) Incorporated by reference to InfoNow's quarterly report filed on Form 10-QSB with the Securities and Exchange Commission on August 14, 2003.

                (2) Incorporated by reference to InfoNow's Form S-8 Registration Statement (File No. 333-84271) filed with the Securities and Exchange Commission on August 2, 1999.